STATEMENT OF INVESTMENTS

Dreyfus 100% U.S. Treasury Money Market Fund

March 31, 2008 (Unaudited)

U.S. Treasury Bills--100.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/3/08	3.33	76,809,000	76,794,949
4/10/08	3.12	43,300,000	43,266,537
4/15/08	1.92	70,900,000	70,847,353
4/17/08	1.82	107,000,000	106,913,944
4/24/08	1.25	13,000,000	12,989,618
5/1/08	0.31	14,000,000	13,996,383
5/8/08	1.50	4,000,000	3,993,833
5/15/08	3.44	115,300,000	114,824,177
5/22/08	2.49	88,300,000	87,993,533
5/29/08	1.66	14,200,000	14,162,260
6/12/08	3.19	88,000,000	87,447,360
6/19/08	2.37	2,300,000	2,288,139
7/3/08	3.22	5,300,000	5,256,597
7/10/08	3.11	5,200,000	5,155,800
7/24/08	2.39	27,000,000	26,798,220
8/14/08	2.03	21,000,000	20,841,712
8/21/08	2.04	11,600,000	11,507,803
9/4/08	1.48	131,752,000	130,912,252
Total Investments (cost $835,990,470)		**100.2%**	**835,990,470**
Liabilities, Less Cash and Receivables		**(.2%)**	**(1,841,905)**
Net Assets		**100.0%**	**834,148,565**

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	835,990,470	0
Level 3 - Significant Unobservable Inputs	0	0
Total	835,990,470	0

* Other financial instruments include futures, forwards and swap contracts.